

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Matthew Hammond, Ph.D.
Chief Financial Officer
Therapeutics Acquisition Corp.
200 Berkeley Street, 18th Floor
Boston, MA 02116

> **Re: Therapeutics Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 25, 2021**
> **File No. 333-254600**

Dear Dr. Hammond:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

The Board's Reasons for the Business Combination, page 110

1. We reissue comment 5. Rather than revise to disclose what was addressed at the October 28, 2020 board meeting as requested, you deleted all disclosure regarding the meeting. Revise to address what aspect of the "potential business combination targets" were addressed at the October 28, 2020 board meeting. Clarify the targets to which you refer when you state on page 104, "RACA's management team did not pursue a potential transaction with the other potential acquisition targets for a variety of factors, including the ability to reach a valuation that was acceptable to both sides and mutual decisions to

pursue potential alternative transactions." Your revised disclosure regarding Company A and Company B indicates that RACA terminated the discussions, not that the decision was mutual.

2. Refer to comments 7 and 8. Disclose the "cash runway" information POINT provided, or provide your analysis why this information would not be material to investors. Revise your disclosure to address this information in laypersons terms, or otherwise define your understanding of the term "cash runway" at its first use.

3. We reissue comment 10. Our comment sought clarification of how the initial $565 million amount was determined as the amount to be included in the January 14, 2021 offer, not the discount-to-comparables rationale, which you have disclosed. You disclose that it was believed POINT should be valued at a discount to Endocyte, Inc. and Advanced Accelerator Applications S.A., but as those companies were valued at $1.8 billion and $3.7 billion, respectively, at the relevant time, as disclosed on page 115, whereas the initial offer for POINT was $565 million, there was a wide range of potential valuations. We note, for example, that in discussing those same companies on page 115, you disclose that "the implied enterprise value for POINT of $639 million was at a discount to each of the market capitalizations of the Precedent Transaction Comparables." Clarify what calculations were made or what discount valuation was used to determine that opening offer of $565 million.

U.S. Federal Income Tax Considerations, page 135

4. We reissue comment 11. You provide disclosure of tax consequences to current RACA shareholders if they elect to redeem their shares, and for those who do not redeem, you added disclosure that, "[i]f a holder of RACA Common Stock does not elect to have their RACA Common Stock redeemed for cash in the Redemption, then such holder will not have a sale, taxable exchange or taxable redemption of such common stock . . . and will recognize no taxable gain or loss as a result of the consummation of the Business Combination." RACA shareholders who do not redeem, however, will have their RACA shares exchanged for shares in New POINT. Tell us why, or revise to clarify why the same potential and uncertain tax consequences of the business combination pursuant to Section 368(a), and why the holding period calculations and other information provided with respect to original POINT shareholders (described beginning on page 141) does not also apply to RACA public shareholders.

Information About Point, page 169

5. We reissue comment 14. We note the graphic reoriented on page 181; however, the font is smaller than in the prior amendment and is not legible. Please revise.

You may contact Eric Atallah at (202) 551-3663 or Brian Cascio at (202) 551-3676 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Christopher Edwards at (202) 551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Laurie Burlingame, Esq.